Medley Capital Corporation				Exhibit 99.1
Computation of Ratios of Earnings to Fixed Charges

	Year Ended	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2012	2011

Net increase in net assets resulting from operations	$ 52,158,165	$ 39,417,756	$ 22,403,942	$ 9,534,134
Income tax expense, including excise tax	-	-	35,501	-
Total earnings before taxes	$ 52,158,165	$ 39,417,756	$ 22,439,443	$ 9,534,134
Fixed Charges:
Interest expense	$ 20,132,727	$ 13,448,573	$ 5,010,670	$ 163,072
Total Fixed Charges	$ 20,132,727	$ 13,448,573	$ 5,010,670	$ 163,072
Earnings available to cover fixed charges	$ 72,290,892	$ 52,866,329	$ 27,450,113	$ 9,697,206
Ratio of earnings to fixed charges	3.59	3.93	5.48	59.47